HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

02042554

Filenr. 82-4865

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Naarden, 28 June 2002

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL
SUPPL

**Re: Hagemeyer N.V.,
Filenr. 82-4865**

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith forward to you a press release dated June 28, 2002. The Filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Renée Mandersloot

7/15

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 08 2002
WASH, D.C. 155

K.v.K. 32035583

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

SEC MAIL PROCESSING
RECEIVED
JUL 08 2002
WASH. D.C. 155 SECTION

Hagemeyer 2002 trading update and earnings outlook

After a weak first quarter as anticipated, market conditions for the Group's core PPS and other activities have remained weak throughout the second quarter. However sales and operating profit development in the second quarter has been worse than anticipated in some of our key PPS markets, notably the UK and Nordics and as a result it is estimated that the PPS division's adjusted organic growth will be 4.6% negative for the first half year. These developments will adversely impact the Group's results for both the first half and the full year. This impact as described below is almost entirely due to the soft global market conditions. The PPS division as a whole has improved its already strong market position. This gives us confidence as we continue to implement our strategic change program, that Hagemeyer will be well positioned to take advantage of upturns in its markets as they occur.

Taking each of our key markets in turn:

PPS

- **Europe**

  The developments in European economies have led to volume and margin pressure. The construction and installation (C&I) markets have declined and this has led to a year on year reduction in sales to customers in this segment. Sales to industrial customers, a Hagemeyer strategic initiative, however developed positively during the first six months of the year. This is primarily a result of adding new customers although as a result of the softness in the economy the build up of sales has not been as fast as we had anticipated.

  UK
  Hagemeyer UK has improved its market share, however markets have noticeably softened in the second quarter which has had an adverse impact on both sales and gross margins.

At the same time expense levels have been under pressure which combined with the softness in sales has led to a significant drop in UK operating income.

Expense levels were under pressure primarily for the following reasons:

- Hagemeyer UK has suffered a temporary increase in pension costs prior to changing the pension scheme to a defined contribution scheme in April.
- As part of the strategic change program the sales teams have been integrated and reorganised into two key divisions, electrical and industrial with further customer segmentation therein, the procurement function has been centralised, ICT and transport outsourced, a new shared service centre opened and the new regional distribution centre at Runcorn is nearing completion. The resulting redeployment of a significant number of staff has led to a temporary increase in costs.
- Hagemeyer UK is in the middle of the roll out phase of its new ICT platform which started at Eastern Electrical and Parkers. To support the further roll out to the rest of the UK group a new ICT infrastructure has been put in place. The associated increase in costs will be more than offset through structurally lower expense levels after the UK roll out has been completed.

The completion of the change program will give us a business and ICT platform capable of delivering superior and sustainable growth in UK earnings.

Nordics
In the Nordics the negative growth in the first quarter of the year in C&I sales has continued throughout the second quarter and the rate of growth in industrial sales has diminished significantly, particularly in telecoms. The reduction in economic activity has led to a lower build up of sales from outsourcing contracts already won, whilst costs for the fulfilment of these new contracts, including telecoms in Brazil, are being incurred, leading to temporary pressure on operating margins.

Central Europe
In Germany the construction and installation markets have continued to significantly underperform with no sign of recovery despite further consolidation in the sector.

In Bavaria the new logistics model, based around regional distribution centres, has been successfully tested and will be rolled out in Central Europe over the next two years. This together with the restructuring of the branch network in turn will lead to structurally lower expense levels. In addition, the headcount reduction program announced in late 2001 is expected to be completed by the end of the year.

- **North America**

The severe downturn in the major sectors in which we operate in the US, such as industrial manufacturing, oil and gas, communications and electrical contracting continued throughout the first six months of 2002. As a result of our mutual dependency with our customers on the current market conditions, we experienced double digit negative organic growth versus the first half of 2001, when we were one of the few distributors in our industry still experiencing positive organic growth.

The continuing slow economy is having an impact on the development of the gross margin. Customers are striving to immediately reduce expenses in relation to a declining sales base. Purchasing professionals are being charged with creating price savings rather than supply chain cost reduction, where Hagemeyer is strong. We do not consider this reliance on the targeting of immediate price reductions as a long term trend. In the short term, however, it is a factor which impacts the current year's financial results and hampers our goal of sustainable profitable expansion of our integration and outsourcing services.

While we continue to be extremely cost conscious, further cost reductions have to be balanced against the need to preserve our capability to provide value added solutions through the business cycle. Thus, the combination of gross margin pressure and in particular the declining sales volumes will severely impact our US operating margins.

In spite of the tough conditions experienced in the first half of 2002, we integrated the sales forces of our three operating companies into one Hagemeyer North American sales team, organised on clearly defined customer segments. This increases our customer focus, facilitates cross-selling and broadens our product and service offering to the market.

- **Asia-Pacific**

  In Australia PPS markets are slowly recovering and HEG is expected to achieve positive organic growth in the second quarter of 2002.

ITPS

Although markets remain deeply depressed with accompanying pressure on gross margins, Tech Pacific is gaining market share in most of its key markets. In combination with stringent cost control, operating margins are expected to slightly increase in the first half of 2002 compared to the same period last year.

Other Businesses

Our European and US consumer electronics businesses are feeling the full impact of the economic slowdown, whilst on the other hand HCL continues to perform strongly. Despite pressure on consumer spending the financial performance of our Other Businesses continues to be satisfactory.

Earnings outlook

Against the background of a strong performance in the first half of 2001 with reported organic growth of 4.3% and a 10% increase in cash earnings per share, the lower volumes experienced in the second quarter of 2002 together with continued pressure on margins and costs means that we now estimate that cash earnings per share for the first half of the year will be approximately 40% below the same period last year.

As our markets started to decline in the second half of 2001, the basis for comparison of our results for the remainder of the current year will be lower. However, we do not yet see momentum being generated in our markets and anticipate that trading conditions for the rest of the year will continue to be challenging. This makes it

difficult to predict with any accuracy results for the full year. As stated earlier, it is important to emphasize that we will continue with the implementation of our strategic change process and be in a position to take advantage of upturns in our markets as they occur.

Naarden, June 28, 2002
HAGEMEYER N.V.
Board of Management

Attachment

For further information:

press:
Ivo H.H.J.M.Manders
++ 31.35.6957676

investors: Didier F.Maclaine Pont
++ 31.35.6957652

press@hagemeyer.com / www.hagemeyer.com

Summary organic growth

	Reported Q4 2001*	Actual Q1 2002	***Actual Q1 adj. 2002****	Estimate Q2 2002	***Estimate Q2 adj. 2002****	Estimate HY1 2002	***Estimate HY1 adj. 2002****
PPS Europe	***0.0%***	-4.1%	***-1.1%***	-1.9%	***-2.2%***	-2.9%	***-1.5%***
PPS North America	***-12.8%***	-15.6%	***-14.1%***	-12.5%	***-12.5%***	-14.1%	***-13.5%***
PPS Asia-Pacific	***-3.4%***	-4.6%	***-2.7%***	5.4%	***4.6%***	0.6%	***1.7%***
PPS total	***-4.0%***	-7.7%	***-5.2%***	-4.3%	***-4.5%***	-5.9%	***-4.6%***

* 2001 organic growth was reported on a pro-forma basis to reflect the significant impact of the underlying organic growth of acquired companies.

** Adjusted organic growth = organic growth on a same working day basis, because of the significant difference in the timing of the fall of holidays. A comparison on the basis of the adjusted numbers provides a more accurate picture of the development of the business.